CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES (1) FIRST QUARTER 2015 FINANCIAL RESULTS, (2) INCREASES IN OUR COMMON AND CLASS B UNIT DISTRIBUTIONS, (3) AMENDMENTS TO AND PARTIAL PREPAYMENTS OF CERTAIN OF OUR CREDIT FACILITIES AND (4) CHARTER RENEWALS FOR A NUMBER OF ITS VESSELS

ATHENS, GREECE -- (Marketwired) – 4/30/15 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company, today released its financial results for the first quarter ended March 31, 2015.

The Partnership’s net income for the quarter ended March 31, 2015, was $12.2 million. After taking into account the preferred interest in net income attributable to the unit holders of the 13,023,737 Class B Convertible Preferred Units outstanding as of March 31, 2015 (the “Class B Units” and the “Class B Unitholders”), the result for the quarter ended March 31, 2015, was $0.09 net income per limited partnership unit, which is $0.01 lower than the $0.10 net income per unit from the previous quarter ended December 31, 2014 and $0.01 higher than the $0.08 net income per unit in the first quarter of 2014.

Operating surplus for the quarter ended March 31, 2015 was $29.9 million, which is $2.2 million lower than the $32.1 million from the fourth quarter of 2014 and $1.3 million lower than the $31.2 million of the first quarter of 2014. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $27.1 million for the quarter ended March 31, 2015. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the first quarter of 2015 were $48.9 million, compared to $47.4 million in the first quarter of 2014; the increase is mainly a result of the improving employment day rates for certain of the Partnership’s vessels and $0.7 million in profit share earned on M/T ‘Amoureux’, M/T ‘Apostolos’ and M/T ‘Anemos’.

Total expenses for the first quarter of 2015 were $33.1 million compared to $31.6 million in the first quarter of 2014. The increase reflects primarily expenses related to the drydocking of the M/T ‘Axios’

and M/T ‘Assos’ in anticipation of their new employment. The vessel operating expenses for the first quarter of 2015 amounted to $15.8 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $14.8 million in the first quarter of 2014.  The total expenses for the first quarter of 2015 also include $14.4 million in depreciation and amortization, in line with the first quarter of 2014. General and administrative expenses for the first quarter of 2015 amounted to $1.8 million compared to $1.3 million in the first quarter of 2014.

Total other expense, net for the first quarter of 2015 amounted to $3.6 million compared to $4.6 million for the first quarter of 2014. The decrease was mainly due to a gain from exchange differences as a result of U.S. dollar appreciation against the Euro.

As of March 31, 2015, the Partners’ capital amounted to $856.9 million which is $15.7 million lower than the Partners’ capital as of December 31, 2014, which amounted to $872.6 million. This decrease primarily reflects the payment of $27.7 million in distributions since December 31, 2014 which is partially offset by the Partnership’s net income for the three month period ended March 31, 2015.

As of March 31, 2015, the Partnership’s total debt has increased by $15.4 million to $593.3 million, compared to total debt of $577.9 million as of December 31, 2014, mainly as a result of the drawdown of $16.8 million under the Partnership’s senior secured credit facility with ING Bank. The proceeds were used to finance the $33.5 million purchase price for the M/T ‘Active’ which was delivered at the end of the quarter. The increase in the Partnership’s total debt was partially offset by the $1.4 million loan amortization in one of our credit facilities.

Quarterly Common and Class B Unit Cash Distribution

On April 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.2345 per common unit for the first quarter of 2015, which represents an increase of $0.002 from $0.2325 per unit for the fourth quarter of 2014.  The first quarter common unit cash distribution will be paid on May 13, 2015, to unit holders of record on May 7, 2015.

In addition, on April 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.21575 per Class B Unit for the first quarter of 2015, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. This represents an increase of $0.002 compared to the $0.21375 for the fourth quarter of 2014. The first quarter Class B Unit cash distribution will be paid on May 8, 2015, to Class B Unitholders of record on May 1, 2015.

Issuance of 14,555,000 Common Units

The Partnership announced earlier in April 2015 the issuance and sale of 14,555,000 common units representing limited partnership interests at a public offering price of $9.53 per unit, which included 1,100,000 common units allocated to Capital Maritime & Trading Corp. (‘Capital Maritime’ or ‘our Sponsor’), our sponsor, and 1,755,000 common units sold as a result of the partial exercise of the overallotment option granted to the underwriters of the public offering.

The net proceeds of $133.3 million from the issuance of common units, after the deduction of the underwriters’ commissions, have been partly used for the repayment of $115.9 million under three of our credit facilities and for general corporate purposes.

Amendments to Certain of our Credit Facilities

As of March 31, 2015, our total debt was $593.3 million consisting of:

(i)	$250.9 million outstanding under a credit facility entered into in 2007 (the “2007 credit facility”),

(ii)	$231.6 million outstanding under a credit facility entered into in 2008 (the “2008 credit facility”),

(iii)	$19.0 million outstanding under a credit facility entered into in 2011 (the “2011 credit facility”), and

(iv)	$91.8 million outstanding under a credit facility entered into in 2013 (the “2013 credit facility”).

Between April 28 and 30, 2015, we entered into amendments to our 2007, 2008 and 2011 credit facilities providing for:

(i) the prepayments made today, April 30, 2015, and funded by the proceeds of the April 2015 offering of common units, of the scheduled quarterly amortization payments in 2016 and the first quarter of 2017 (in the respective aggregate amounts of $64.9 million, $46.0 million and $5.0 million),

(ii) the deferral, following the prepayments described above, of any further scheduled amortization payments until November 2017 for the 2007 and 2008 credit facilities and until December 2017 for the 2011 credit facility,

(iii) an extension of the final maturity date to December 31, 2019 for the 2007 and 2008 credit facilities, and

(iv) an increase of the interest rate under our 2007 credit facility to 3.0% over LIBOR from 2.0% over LIBOR.

All other terms in our existing credit facilities remain unchanged.

Fleet Developments

On April 1, 2015, the Partnership announced that on March 31, 2015 it took delivery of the M/T ‘Active’ (50,000 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.), the first of five vessels (the ‘Dropdown Vessels’) that we have agreed to acquire from our sponsor, Capital Maritime. The M/T ‘Active’ commenced its time charter to Capital Maritime for a minimum term of 24 months (+/- 30 days) at a gross daily rate of $17,000 plus 50/50 profit share on actual earnings settled every six months.

During the first quarter of 2015, the Partnership also announced new time charter employment for four of its vessels at increased daily rates:

The M/T ‘Militiadis M II’ (162,397 dwt, Ice Class 1A Crude/Product Carrier, built 2006, Daewoo Shipbuilding & Marine Engineering Co Ltd, South Korea) has extended its time charter employment to Petróleos Mexicanos (“PEMEX”), the state-owned Mexican petroleum company, through Subtec S.A. de C.V. of Mexico, for eleven months at an increased daily rate of $33,000 gross. Previously, the vessel earned $28,000 gross per day. The new charter commenced at the end of March 2015.

The M/T ‘Avax’ (47,834 dwt, Ice Class 1A IMO II/III Chemical/Product Tanker, built 2007, Hyundai Mipo Dockyard Company Ltd., South Korea) has secured employment to Petróleo Brasileiro S.A. (‘Petrobras’) for three years (+/- 30 days) at $15,400 gross per day. The charter is expected to commence by the end of May 2015. The vessel is currently earning $14,750 gross per day under its time charter employment with Capital Maritime.

The M/T ‘Amore Mio II’ (159,982 dwt, Crude Oil Carrier, built 2001, Daewoo Shipbuilding & Marine Engineering, South Korea) extended its time charter employment with our sponsor, Capital Maritime, for 12-14 months at a gross daily rate of $27,000. The vessel was previously employed at a gross daily rate of $17,000 per day.

The M/T ‘Amoureux’ (149,993 dwt, Crude Oil Carrier, built 2008, Universal Shipbuilding, Japan) commenced its two-year employment (+/- 30 days)  in April 2015 with Stena Bulk AB at a gross daily rate of $29,000. The vessel was previously earning $24,000 gross per day.

As a result of the new charters, the Partnership’s charter coverage for 2015 and 2016 stands at 89.5% and 67.5%, respectively.

Market Commentary

The product tanker market further improved in the first quarter of 2015, maintaining the previous quarter’s positive momentum. Overall, spot freight rates rose more than 100% compared to the first quarter of 2014 and were at the highest level since the third quarter of 2008. Cold weather conditions in North America, and lower refinery throughput as a result of strikes and maintenance at U.S. refineries resulted in higher petroleum products imports and opened up arbitrage opportunities, boosting activity levels for medium range (‘MR’) tankers. Moreover, increased throughput stemming from strong refinery margins in Europe resulted in higher product movements and further increased employment opportunities for MR tonnage in the Atlantic. East of Suez, new refinery capacity coming on line in the Middle East supported long haul activity and contributed to the positive sentiment in the market.

The positive developments in the spot market saw MR time charter product tanker rates remaining at robust levels during the first quarter, while activity in the period market was firm.

On the supply side, ordering activity for MR product tankers during the first quarter was minimal, in line with the slow contracting activity of 2014, as most quality shipyards have exhausted their capacity through 2016. Analysts expect that net fleet growth for product tankers for 2015 will be in the region of 5.7%, while overall demand for product tankers for the year is estimated to grow at 4.4%.

Suezmax spot rates continued to strengthen in the first quarter of the year, remaining at the highest point since the fourth quarter of 2008. Solid Chinese crude oil demand and longer trading distances resulting from more crude volumes heading from West Africa to the Far East pushed spot rates higher.

As a result of the improving spot market, the Suezmax period market continued to see more activity and at significantly increased rates, when compared to the same quarter last year.

On the supply side, the Suezmax orderbook remains reasonably low, corresponding to 16.0% of the current fleet. Suezmax tanker demand is projected to continue growing in 2015, on the back of an expected increased growth in long-haul trades to India and China from the Atlantic. Overall, industry analysts forecast that Suezmax vessel demand will grow by approximately 4.8% in the full year 2015, while the fleet is projected to expand by 0.4%.

Management Commentary

Mr. Petros Chistodoulou, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to see that the Partnership has passed a number of important milestones since the beginning of this year:

“Firstly, we announced an increase in our first quarter distribution to our unitholders, as a result of our improved financial performance.

“Secondly, we successfully completed an equity issue earlier this month and raised net proceeds of $133.3 million. This has enabled us to further strengthen our balance sheet by prepaying a significant part of our debt. Importantly, we deferred the Partnership’s debt amortization installments under three of our facilities until the fourth quarter of 2017 and extended the maturity of our two largest facilities to the end of 2019, improving our expected future cash flows available for distributions to our unitholders.

“Thirdly, we took timely delivery of the first of the five dropdown vessels, which we agreed in 2014 to acquire from our sponsor. Based on our completed equity offerings and credit facilities in place, we have secured the financing for these anticipated acquisitions and established the basis for growth for the Partnership for the remainder of 2015.  Furthermore, we maintain the option to grow our fleet with the six additional eco MR product tankers from our sponsor, on which we have a right of first refusal.

“Finally, we are pleased to see a number of our vessels being re-chartered at increased day rates and for longer periods, which reflects the underlying improving fundamentals of the product and crude tanker markets.

“Based on the above, it is our objective to increase our common and Class B distributions between 2-3% per annum in the foreseeable future.”

Conference Call and Webcast

Today Thursday, April 30, 2015, at 10:00 a.m. Eastern Time, the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 7, 2015  by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Cosco Bulk Carrier Co. Ltd., Engen Petroleum, Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A. (‘Repsol’), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected use of proceeds from the offering of our common units, fleet developments, such as the acquisitions and vessel delivery dates of certain vessels from our Sponsor, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, demand and newbuilding deliveries, as well as market and charter rate expectations and our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
Tel. +30 (210) 4584 950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month periods ended March 31,
	2015	2014
Revenues	30,130	30,768
Revenues – related party	18,755	16,679
Total Revenues	48,885	47,447
Expenses:
Voyage expenses	1,044	1,016
Voyage expenses - related party	89	80
Vessel operating expenses	12,812	10,641
Vessel operating expenses - related party	2,955	4,186
General and administrative expenses	1,837	1,292
Depreciation and amortization	14,374	14,370
Operating income	15,774	15,862
Other income / (expense), net:
Interest expense and finance cost	(4,696)	(4,707)
Other income	1,073	87
Total other expense, net	(3,623)	(4,620)
Net income	12,151	11,242
Preferred unit holders’ interest in Partnership’s net income	2,810	4,045
General Partner’s interest in Partnership’s net income	185	141
Common unit holders’ interest in Partnership’s net income	9,156	7,056
Net income per:
• Common unit basic and diluted	0.09	0.08
Weighted-average units outstanding:
• Common units basic and diluted	104,308,293	88,440,710
Partnership’s net income	12,151	11,242
Other Comprehensive income	-	-
Comprehensive income	12,151	11,242

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

Assets
Current assets	As of March 31, 2015	As of December 31, 2014
Cash and cash equivalents	146,028	164,199
Trade accounts receivable, net	1,777	2,588
Due from related parties	487	55
Prepayments and other assets	1,999	1,839
Inventories	3,843	3,434
Total current assets	154,134	172,115
Fixed assets
Advances for vessels under construction – related party	60,553	66,641
Vessels, net	1,142,165	1,120,070
Total fixed assets	1,202,718	1,186,711
Other non-current assets
Above market acquired charters	111,588	115,382
Deferred charges, net	4,495	3,887
Restricted cash	15,500	15,000
Total non-current assets	1,334,301	1,320,980
Total assets	1,488,435	1,493,095
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	28,934	5,400
Trade accounts payable	7,276	5,351
Due to related parties	12,675	17,497
Accrued liabilities	6,473	5,636
Deferred revenue, current	9,861	11,684
Total current liabilities	65,219	45,568
Long-term liabilities
Long-term debt	564,381	572,515
Deferred revenue	1,933	2,451
Total long-term liabilities	566,314	574,966
Total liabilities	631,533	620,534
Commitments and contingencies
Partners’ capital	856,902	872,561
Total liabilities and partners’ capital	1,488,435	1,493,095

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the three month periods ended March 31,
	2015	2014
Cash flows from operating activities:
Net income	12,151	11,242
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	14,374	14,370
Amortization of deferred charges	155	149
Amortization of above market acquired charters	3,794	4,407
Changes in operating assets and liabilities:
Trade accounts receivable	811	906
Prepayments and other assets	(160)	(61)
Inventories	(409)	(707)
Trade accounts payable	1,820	958
Due from related parties	(432)	663
Due to related parties	(4,822)	(5,880)
Accrued liabilities	(91)	(910)
Deferred revenue	(2,284)	1,953
Dry-docking costs paid	-	(295)
Net cash provided by operating activities	24,907	26,795
Cash flows from investing activities:
Vessel acquisitions and improvements	(30,245)	(110)
Increase in restricted cash	(500)	-
Net cash used in investing activities	(30,745)	(110)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	16,750	-
Loan issuance costs	-	(1)
Payments of long-term debt	(1,350)	(1,350)
Dividends paid	(27,733)	(25,018)
Net cash used in financing activities	(12,333)	(26,369)
Net (decrease) / increase in cash and cash equivalents	(18,171)	316
Cash and cash equivalents at beginning of period	164,199	63,972
Cash and cash equivalents at end of period	146,028	64,288
Supplemental cash flow information
Cash paid for interest	4,074	4,104
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	-	46
Deferred vessel costs included in liabilities	956	295

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended March 31, 2015	For the three month period ended March 31, 2014	For the three month period ended December 31, 2014
Net income	$ 12,151	$ 11,242	$ 13,685
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,586	14,573	14,655
Deferred revenue	3,126	5,387	3,738
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	29,863	31,202	32,078
Class B preferred units distribution	(2,801)1	(4,034)	(3,040)
ADJUSTED OPERATING SURPLUS	27,062	27,168	29,038
Decrease / (Increase) in recommended reserves	1,547	(6,183)	(4,346)
AVAILABLE CASH	$ 28,6091	$ 20,985	$ 24,692

1  Represents distributions to the Partnership’s unit holders as of April 30, 2015.